Exhibit 99.1

GMEX Robotics Corporation Enters into Definitive Agreement to Acquire Strategic Equity Interest in MediaMeta.Ai to Advance Social Intelligence

Synergetic acquisition to compliment GMEX’s Robotic Intelligence-with $52.6 million in revenues expected from MediaMeta and exclusive rights to use MediaMeta technology

Sydney, Australia — July 28, 2026 — GMEX Robotics Corporation (Nasdaq: GMEX) (“GMEX” or the “Company”) today announced that it has entered into a definitive share purchase agreement (the “Share Purchase Agreement”) with Alpha Meta AI Pte. Ltd. (the “Issuer”), MetaGen AI Limited and the other parties thereto.

The Issuer conducts its Media Meta business through mediameta.ai and related business units (“Media Meta”), focused on social-intelligence artificial intelligence and human-behavioral modeling. The proposed transaction remains subject to the satisfaction or waiver of closing conditions, including GMEX’s completion of legal, financial, tax, commercial, technical, intellectual-property, AI, privacy, cybersecurity and business due diligence to its reasonable satisfaction, receipt of required approvals and consents, execution of the related ancillary agreements and the absence of any legal restraint prohibiting the transaction. There can be no assurance that the proposed transaction will be completed on the anticipated timetable or at all.

Transaction Highlights

●	Initial acquisition of 30% fully diluted equity interest in the Issuer with option, but not obligation, to acquire additional shares that, if exercised in full, would permit GMEX to obtain a controlling equity interest, subject to the terms and conditions of the Share Purchase Agreement;

●	Purchase consideration consisting of a combination of cash and GMEX common shares, subject to the definitive transaction terms;

●	The issuer agreed to certain make good provision to achieve more than USD $52.6 million in revenues (the “Revenue Target”) over the next five years from closing. GMEX will be entitled to certain adjustment or partial refund of the consideration paid to the Issuer if it fails to achieve the Revenue Target;

●	Perpetual, exclusive, fully paid-up and royalty-free technology license for GMEX and its subsidiaries covering specified intellectual property, software, AI systems, models and robotics-related data.

Strategic Rationale

MediaMeta is focused on developing social-intelligence AI and human-behavioral modeling designed to map patterns, structures and behavioral dynamics that shape how people relate to one another. Its technology is intended to provide AI systems with a data and modeling layer that can assist them in interpreting social context and operating more effectively in real-world human environments.

MediaMeta’s social world models are intended to help AI systems reason, anticipate and respond to human behavior by incorporating behavioral data, cultural context and environmental signals. GMEX believes these capabilities may complement its development of AI-powered robotics intended for consumer, hospitality, healthcare, assisted-living, education, retail and other environments.

The transaction is expected to give GMEX access to technology that may be integrated into its robotics architecture, subject to successful completion of the transaction and subsequent development, integration, testing and commercialization efforts.

Leadership Commentary

“2026 marks a transformational year for all of us at GMEX. Our next step is to integrate all the critical components for our Terminal + Intelligence platform,” said Sam Lu, CEO of GMEX Robotics. “The robotics industry stands at an inflection point. At the core of GMEX’s strategy is a conviction that shapes every investment decision the Company makes: We cannot advance human civilization with technology that does not understand humans. Human experience is not transactional. It is relational, contextual and deeply cultural — shaped by unspoken norms, emotional signals and the invisible architecture of social environments. AI systems that operate without this understanding are fundamentally limited in the environments that matter most, including hospitals and rehabilitation centers, assisted-living facilities, schools, hotels, retail and homes. Subject to closing and successful integration, our collaboration with MediaMeta is expected to enhance GMEX’s ability to develop robotic systems that can better read, interpret and respond to human social cues.”

“Social intelligence has long been the missing layer between capable AI systems and meaningful real-world human interaction,” said Mark March of mediameta.ai. “Joining forces with GMEX gives us the opportunity to bring contextual awareness and behavioral understanding into robotics applications where trust, empathy, and human collaboration are essential. Together, we believe we can help define the next generation of intelligent machines.”

Additional information regarding the proposed transaction will be included in a Report of Foreign Private Issuer on Form 6-K to be filed by GMEX with the U.S. Securities and Exchange Commission.

About GMEX Robotics Corporation

GMEX Robotics is a technology company focused on the development and commercialization of AI-powered robotics and intelligent automation solutions. The Company is advancing robotics applications across consumer, hospitality and commercial environments, combining artificial intelligence with hardware innovation to deliver efficient and scalable automation technologies.

About MediaMeta

Headquartered in Singapore, MediaMeta is focused on social-intelligence AI and human-behavioral modeling. Its work includes mapping social intelligence, capturing the patterns, structures and behavioral dynamics that define how humans relate to one another, and developing a foundational data layer intended to help the next generation of AI systems function effectively in real-world environments.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of applicable securities laws. These forward-looking statements include, without limitation, statements regarding the proposed acquisition by GMEX of an initial equity interest in the Issuer; GMEX’s option to acquire additional equity interests and potentially obtain a controlling interest; the anticipated execution and terms of the exclusive technology license agreement and shareholders agreement; anticipated board representation and minority-protection rights; the satisfaction of closing conditions, including completion of due diligence; the timing and completion of the proposed transaction; the anticipated strategic, technological and commercial benefits of the proposed transaction; the integration and use of MediaMeta’s intellectual property, software, AI systems, models and data; the development and deployment of social world models and human-centric robotics; and the future performance, revenue, business plans and prospects of the Issuer, MediaMeta and GMEX.

Forward-looking statements are generally identified by words such as “will,” “expects,” “anticipates,” “believes,” “intends,” “plans,” “estimates,” “targets,” “may,” “should,” “would,” “could,” “potential,” and similar expressions, although not all forward-looking statements contain these identifying words. These statements reflect management’s current expectations and are based on information available as of the date of this press release. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied.

These risks and uncertainties include, without limitation: the failure to complete satisfactory legal, financial, tax, commercial, technical, intellectual-property, AI, privacy, cybersecurity or other due diligence; the failure to satisfy or waive one or more closing conditions; the failure to obtain required regulatory, corporate or third-party approvals or consents; the failure of the parties to execute the ancillary agreements on anticipated terms; the possibility that the transaction may be delayed, modified or terminated; the possibility that GMEX may not exercise its option to acquire additional equity interests or obtain a controlling interest; the possibility that the anticipated strategic, technological or financial benefits may not be realized or may take longer to realize than expected; risks associated with integrating, developing, testing and commercializing the licensed technology; the early-stage and evolving nature of certain technologies; the ability to protect and enforce intellectual-property rights; data privacy, cybersecurity, artificial-intelligence and cross-border regulatory risks; the ability of the Issuer to achieve applicable performance targets; the competitive and rapidly evolving nature of the artificial-intelligence and robotics industries; macroeconomic and market conditions; and other risks described from time to time in GMEX’s filings with the U.S. Securities and Exchange Commission.

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date made. GMEX undertakes no obligation to update or revise any forward-looking statement to reflect events or circumstances occurring after the date of this press release, except as required by applicable law.

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